WAIVER AND AMENDMENT NO. 3

                                TO

                      LOAN AND SECURITY AGREEMENT


     THIS WAIVER AND AMENDMENT NO. 3 ("Waiver and Amendment") is entered into as of June 19, 2000, by and among LASALLE BUSINESS CREDIT, INC., a Delaware corporation ("LaSalle") and the other financial institutions listed on the signature lines hereto (collectively, "Lenders"), LaSalle as agent for Lenders (in such capacity, "Agent") and BRADLEY PHARMACEUTICALS, INC., a Delaware corporation, with its principal office at 383 Route 46W, Fairfield, New Jersey 07004 and DOAK DERMATOLOGICS, INC., a New York corporation, with its principal office at 383 Route 46W, Fairfield, New Jersey 07004 (each a "Borrower" and jointly and severally, "Borrowers").

                            BACKGROUND

     Borrowers, Agent and Lenders are parties to a Loan and Security Agreement dated as of April 7, 1999 (as amended, supplemented or otherwise modified from time to time, the "Loan Agreement") pursuant to which Agent and Lenders provide Borrowers with certain financial accommodations.

     Borrowers have requested that Agent and Lenders (i) waive certain Events of Default that have occurred and (ii) amend the Loan Agreement, and Agent and Lenders are willing to do so on the terms and conditions hereafter set forth.

     NOW, THEREFORE, in consideration of any loan or advance or grant of credit heretofore or hereafter made to or for the account of Borrowers by Agent and/or Lenders, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

     1.	Definitions.  All capitalized terms not otherwise defined herein shall have the meanings given to them in the Loan Agreement.

     2.	Waiver.  Subject to satisfaction of the conditions precedent set forth in Section 4 below, Agent and Lenders hereby waive the Events of Default that have occurred as a result of the non-compliance of Bradley and its Subsidiaries with (a) Paragraph 14(n)(i) of the Loan Agreement solely for the fiscal quarter ending March 31, 2000, but only to the extent that the Tangible Net Worth of Bradley and its Subsidiaries at the end of such fiscal quarter was not less than negative One Hundred Fifty Five Thousand Dollars (-$155,000), (b) Paragraph 14(n)(ii) of the Loan Agreement solely for the fiscal quarter ending March 31, 2000, but only to the extent that the Interest Coverage Ratio of Bradley and its Subsidiaries at the end of such fiscal quarter was not less than (-15.85) to 1.00, (c) Paragraph 14(n)(iii) of the Loan Agreement solely for the fiscal quarter ending March 31, 2000, but only to the extent that the Debt Service Coverage Ratio of Bradley and its Subsidiaries at the end of such fiscal quarter was not less than (-30.7) to 1.00 and (d) Paragraph 14(n)(vi) of the Loan Agreement solely for the fiscal quarter ending March 31, 2000, but only to the extent that the Minimum EBITDA of Bradley and its Subsidiaries at the end of such fiscal quarter was not less than negative Three Million Eight Hundred Sixty Five Thousand Dollars(-$3,865,000).

     3.	Amendment to Loan Agreement.  Subject to satisfaction of the conditions precedent set forth in Section 4 below,

          (a) The following definition in Section 1 of the Loan Agreement is deleted in its entirety:

             	"Interest Coverage Ratio"

          (a) The following definitions in Section 1 of the Loan Agreement are amended in their entirety to provide as follows:

              ""Debt Service Coverage Ratio" shall mean, with respect to any applicable fiscal period, the following for Borrowers on a consolidated basis: the ratio of (A) EBITDA, minus taxes, minus non-financed Capital Expenditures and any non-financed expenditure incurred in connection with the acquisition of New Trademarks made during such period, to (B) current principal maturities of long term debt and capitalized leases paid or scheduled to be paid during such period, plus any prepayments of indebtedness owed to any Person (except trade payables and revolving loans) and paid during such period, plus interest expense deducted from net income for such period."

              ""EBITDA" shall mean, with respect to any applicable fiscal period, the following for Bradley and its Subsidiaries on a consolidated basis, each calculated for such period: net income before taxes for such period (excluding pre-tax gains or losses on the sale of assets (other than the sales of Inventory in the ordinary course of business) and excluding other pre-tax extraordinary gains or losses) plus interest expense, depreciation, amortization and other non-cash charges (including the non-cash charge in the amount of $3,897,000 solely for the fiscal quarters ending June 30, 2000, September 30, 2000 and December 31, 2000 which was incurred as the result of the write down of the Deconamine trademark in the fiscal quarter ended March 31, 2000) deducted in determining net income for such period, minus interest income calculated in determining net income for such period.

              ""Acquisition Loan Commitment" shall mean the sum of $1,500,000."

              ""Revolving Loan Commitment" shall mean the sum of $3,500,000."

              ""Total Credit Facility" shall mean the sum of $5,000,000."

          (b) Section 1 of the Loan Agreement is amended to include the following definition in its appropriate alphabetical place:

              ""Cash Flow Projections" shall have the meaning specified in paragraph 11(c)(i) hereof."

          (c) Paragraph 3(a) of the Loan Agreement is amended in its entirety to provide as follows:

              "(a) Mandatory Prepayments. If any Borrower sells any Trademarks, or if any Borrower sells any real property subject to a Mortgage or if any of the Collateral is damaged, destroyed or taken by condemnation, Borrowers shall pay to Agent, for its benefit and for the ratable benefit of Lender, unless otherwise specifically provided herein or otherwise agreed to by Agent, as and when received by Borrowers and as a mandatory prepayment of the Acquisition Loans to be applied against the last maturing installments of principal thereof, in the inverse order thereof (or, at Agent's option, such of the other Liabilities of Borrowers as Agent may elect), a sum equal to the proceeds (net of reasonable expenses incurred directly in connection with any such sale) received by Borrowers from (i) such sale or (ii) such damage, destruction or condemnation."

and Sub-Paragraphs 3(a)(i) and (ii) of the Loan Agreement are deleted in their entirety.

          (d) Paragraph 5(a) of the Loan Agreement is amended in its entirety to provide as follows:

              "(a) Rates of Interest. Interest accrued on all Loans shall be due on the earliest of (i) the first day of each month (for the immediately preceding month), computed through the last calendar day of the preceding month, (ii) the occurrence of an Event of Default in consequence of which Required Lenders elect to accelerate the maturity and payment of the Liabilities, or (iii) termination of this Agreement pursuant to paragraph 12 hereof. Except as otherwise provided in paragraph 5(c) hereof, interest shall accrue on: (1)
          the unpaid principal balance of the Acquisition Loans made to Borrowers outstanding at the end of each day at a fluctuating rate per annum equal to two and one-half per cent (2.5%) above the Prime Rate and (2) the principal amount of the Revolving Loans made to Borrowers outstanding at the end of each day at a fluctuating rate per annum equal to one and one-half per cent (1.5%) above the Prime Rate. The rate of interest payable on the Loans shall increase or decrease by an amount equal to any increase or decrease in the Prime Rate, effective as of the opening of business on the day that any such change in the Prime Rate occurs. Upon and after the occurrence of an Event of Default, and during the continuation thereof, the principal amount of all Loans shall bear interest on demand at a rate per annum equal to
          (a) with respect to the Acquisition Loans, the rate of interest then in effect under paragraph 5(a)(1) plus two percent (2%) and (b) with respect to Revolving Loans, the rate of interest then in effect under paragraph 5(a)(2) plus two percent (2%)."

          (e) Paragraph 11(c)(i) of the Loan Agreement is amended in its entirety to provide as follows:

              "(i) statements of cash flow of Bradley and its Subsidiaries on a consolidated basis for the period from the beginning of the then current Fiscal Year of Borrowers to the end of such fiscal quarter which, in each instance, are satisfactory to Agent in all respects ("Cash Flow Projections"),"

          (f) Paragraph 14(k) of the Loan Agreement is amended in its entirety to provide as follows:

              "(k) such Borrower shall not make any (i) investment in any Person, whether in cash, securities or other property of any kind, other than direct obligations of the United States; or (ii) loans or advances to any Person."

          (g) Paragraph 14(n)(i) of the Loan Agreement is amended in its entirety to provide as follows:

              "(i) Consolidated Tangible Net Worth. Bradley and its Subsidiaries, on a consolidated basis, shall maintain as of the end of each fiscal quarter after the fiscal quarter ending March 31, 2000 a Tangible Net Worth of not less than the sum of (1) negative One Hundred Fifty Five Thousand Dollars (-$155,000) and (2) an aggregate amount equal to ninety percent (90%) of the net income after taxes of Bradley and its Subsidiaries, on a consolidated basis, provided, however, that such aggregate amount shall not be reduced by the amount of any net loss before taxes of Bradley and its Subsidiaries, on a consolidated basis, for any preceding fiscal quarter."

          (h) Paragraph 14(n)(ii) of the Loan Agreement is amended in its entirety to provide as follows:

              "(ii) [Intentionally omitted.]"

          (i) Paragraph 14(n)(iii) of the Loan Agreement is amended in its entirety to provide as follows:

              "(iii) Consolidated Debt Service Coverage Ratio. Bradley and its Subsidiaries, on a consolidated basis, shall maintain as of the end of the fiscal quarter ending December 31, 2000 and as at the end of each fiscal quarter thereafter a Debt Service Coverage Ratio, calculated on a rolling twelve-month basis for each twelve-month period ending on the last day of each such fiscal quarter, of not less than 1.25 to 1.0."

          (j) Paragraph 14(n)(vi) of the Loan Agreement is amended in its entirety to provide as follows:

              "(vi) Minimum EBITDA. Bradley and its Subsidiaries, on a consolidated basis, shall maintain as of the end of each of the following fiscal quarters EBITDA, calculated on a rolling twelve-month basis for each twelve-month period ending on the last day of each such fiscal quarter, of not less than the following:

          For the Fiscal Quarter Ending               Minimum EBITDA
          -----------------------------               --------------

                  6/30/00                              	(-$85,000)

                  9/30/00                                $400,000

                 12/31/00                             	$2,400,000"

          3/31/01 and as at the end of        90% of the Cash Flow
          each fiscal quarter thereafter      Projections of Bradley and its
                                              Subsidiaries."




          (k) A new paragraph 14(r) is inserted immediately after Paragraph 14(q) of the Loan Agreement and provides as follows:

              "(r) Bradley and its Subsidiaries, on a Consolidated basis, shall not incur a net loss (as determined under GAAP) of more than (i) Four Million Eight Hundred Fifty Thousand Dollars ($4,850,000) for the six-month period ending June 30, 2000, (ii) Four Million Five Hundred Fifty Thousand Dollars ($4,550,000) for the nine-month period ending September 30, 2000 and (iii) Two Million Five Hundred Thousand Dollars ($2,500,000) for the twelve-month period ending December 31, 2000."

          (l) A new paragraph 14(s) is inserted immediately after Paragraph 14(r) of the Loan Agreement and provides as follows:

              "(s) Borrowers shall maintain an Excess Availability of at least Two Hundred Fifty Thousand Dollars ($250,000) at all times."

     4.	Conditions of Effectiveness.  This Waiver and Amendment shall become effective upon satisfaction of the following conditions precedent: Agent shall have received (i) four (4) copies of this Waiver and Amendment executed by Borrowers and Lenders and consented to by Guarantors and (ii) such other certificates, instruments, documents, agreements and opinions of counsel as may be required by Agent or its counsel, each of which shall be in form and substance satisfactory to Agent and its counsel.

     5.	Representations and Warranties.  Borrowers hereby represent and warrant as follows:

        (a) This Waiver and Amendment and the Loan Agreement, as amended hereby, constitute legal, valid and binding obligations of Borrowers and are enforceable against Borrowers in accordance with their respective terms.

        (b) Upon the effectiveness of this Waiver and Amendment, Borrowers hereby reaffirm all covenants, representations and warranties made in the Loan Agreement to the extent the same are not amended hereby and agree that all such covenants, representations and warranties shall be deemed to have been remade as of the effective date of this Waiver and Amendment.

        (c) No Event of Default or Default has occurred and is continuing or would exist after giving effect to this Waiver and Amendment.

        (d) Borrowers have no defense, counterclaim or offset with respect to the Loan Agreement.

     6.	Effect on the Loan Agreement.
        ----------------------------

        (a) Upon the effectiveness of Section 3 hereof, each reference in the Loan Agreement to "this Agreement," "hereunder," "hereof," "herein" or words of like import shall mean and be a reference to the Loan Agreement as amended hereby.

        (b) Except as specifically amended herein, the Loan Agreement, and all other documents, instruments and agreements executed and/or delivered in connection therewith, shall remain in full force and effect, and are hereby ratified and confirmed.

        (c) The execution, delivery and effectiveness of this Waiver and Amendment shall not, except as expressly provided in Section 2, operate as a waiver of any right, power or remedy of Agent or Lenders, nor constitute a waiver of any provision of the Loan Agreement, or any other documents, instruments or agreements executed and/or delivered under or in connection therewith.

     7.	Governing Law.  This Waiver and Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns and shall be governed by and construed in accordance with the laws of the State of Illinois.

     8.	Headings.  Section headings in this Waiver and Amendment are included herein for convenience of reference only and shall not constitute a part of this Waiver and Amendment for any other purpose.

     9.	Counterparts.  This Waiver and Amendment may be executed by the parties hereto in one or more counterparts, each of which shall be deemed an original and all of which when taken together shall constitute one and the same agreement.


            REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK














     IN WITNESS WHEREOF, this Waiver and Amendment has been duly executed as of the day and year first written above.

                                          BRADLEY PHARMACEUTICALS, INC.


                                       By:__________________________________
                                          Name:
                                          Title:

                                          DOAK DERMATOLOGICS, INC.


                                       By:___________________________________
                                          Name:
                                          Title:


                                          LASALLE BUSINESS CREDIT, INC.
                                          as a Lender and as Agent


                                       By:___________________________________
                                          Name:
                                          Title

Consented and Agreed To:
Guarantors:


BRADLEY PHARMACEUTICALS
OVERSEAS, LTD.


By:____________________________
  	Name:
   Title:


BRADLEY PHARMACEUTICALS
(CANADA) INC.


By:____________________________
   Name:
   Title: